FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number            0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Website: www.tevapharm.com

TEVA ANNOUNCES ADDITIONAL INVESTMENT IN CURETECH

-- Investment Further Expands Oncology Pipeline --

-- Investment Follows Positive Phase II Results in Lymphoma --

Jerusalem, Israel, September 13, 2011 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today its decision to exercise its option to make an additional $19 million investment in CureTech Ltd., and to finance up to $50 million of the company's R&D program.  Teva’s decision follows the positive final results from a phase II trial in diffuse large B-Cell lymphoma (DLBCL) using CT-011, an investigational anti-PD-1 monoclonal antibody.  The study met its primary end point and results showed significant improvement in both the overall survival and the progression-free-survival of the patients.

Under the terms of the recently amended agreements between Teva, CureTech, and its shareholders, Teva’s investment will bring its holdings in CureTech to 75%. Teva holds the option to reach full ownership of CureTech.

"We are excited at this opportunity to continue working with CureTech on the development of CT-011.  We believe CT-011 has great potential to help many currently unserved cancer patients," said Dr. Aharon Schwartz, Head of Teva's Innovative Ventures.  "This investment is part of Teva's strategy to expand our branded activities into specialty therapeutic areas, such as oncology.  "

Commenting on the phase II results, Dr. Leo Gordon, Director of the Lymphoma Program at Northwestern University School of Medicine, Chicago and Principal Investigator in this study, said, "The observation that there is a surge of effector memory cells and the signal that there is an improvement in PFS in a high risk group of patients with relapsed large cell lymphoma suggests considerable biologic and clinical relevance to CT-011 and is a compelling argument for a Phase III trial.  A successful trial could make this the standard of care in the setting of relapsed lymphoma or even in high risk lymphoma after initial therapy, but more importantly, lead the way towards the use of PD-1 inhibitors in settings in which enhanced innate immunity is desirable."

Based on the phase II results in DLBCL, CureTech intends to initiate a phase III trial in this indication. A phase II trial for colorectal cancer is on going, and CureTech intends to start a third phase II trial in metastatic melanoma in the near future.  Additional potential indications are also being explored.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 42,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:  September 13, 2011